Exhibit 99.2

BitFuFu Inc. (the “Company”)

Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) (Unaudited and Unreviewed) For Each Quarter of 2023*

	For The Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(In thousands)
Total revenues	$57,969	$76,268	$61,295	$88,574

Cost of revenues
Cost of revenues incurred to a related party	(40,099)	(47,334)	(36,675)	(42,433)
Cost of revenues incurred to third parties	(9,445)	(14,525)	(18,495)	(37,932)
Cost of revenues – depreciation and amortization	(6,030)	(6,097)	(6,075)	(6,253)
Total cost of revenues	(55,574)	(67,956)	(61,245)	(86,618)
Gross profit	2,395	8,312	50	1,956
Operating expenses
Sales and marketing expenses	(423)	(419)	(446)	(575)
General and administrative expenses	(891)	(584)	(701)	(1,506)
Research and development expenses	(483)	(352)	(353)	(553)
Credit loss provision for receivables	-	-	-	(100)
Impairment loss on digital assets	(1,719)	(2,205)	(1,900)	(1,163)
Realized gain on sales of digital assets	4,525	2,896	1,441	9,369
Total operating income/(expenses), net	1,009	(664)	(1,959)	5,472
Operating income/(loss)	3,404	7,648	(1,909)	7,428
Interest expense	(807)	(1,633)	(1,545)	(1,550)
Interest income	410	342	203	100
Other income, net	4	3	-	580
Income/(loss) before income taxes	3,011	6,360	(3,251)	6,558
Income tax (expense)/benefit	(328)	(1,221)	560	(1,195)
Net income and total comprehensive income/(loss)	$2,683	$5,139	$(2,691)	$5,363

*	This unaudited and unreviewed condensed consolidated statement of operations and comprehensive income/(loss) is qualified in its entirety and should be read together with (a) the annual report of the Company for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) and (b) the Company’s consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2023, and the related notes are filed as part of the 2023 Annual Report.